Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

December 18, 2003

03045434

SUPPL

Re : Rule 12g3-2(b)
File No. 82 – 4161

Dear Sir, Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder.

The information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Nationale des Chemins de Fer Belges / Nationale Maatschappij de Belgische Spoorwegenis subject to the Exchange Act.

Very truly yours,

For and on behalf of
SOCIETE NATIONALE DES
CHEMINS DE FER BELGES /
NATIONALE MAATSCHAPPIJ
DER BELGISCHE
SPOORWEGEN

PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

Johan VERHOEVEN

SEC MAIL PROCESSING
RECEIVED
DEC 30 2003
WASH. D.C. 155 SECTION

Press releases from June to November 2003

Date: June 12, 2003

Summary: Today, SNCB has presented its business plan 2003-2007. The plan concentrates on the following 6 points:

1. strategic options
    a. Domestic traffic
        i. Improvement of services offered to its customers;
        ii. Maintaining the financial equilibrium;
        iii. Increasing the number of passengers to 170 million by 2007;
        iv. Simplifying tariffs;
        v. During the period 2008-2012 domestic traffic should grow considerable by the expansion of the railway infrastructure and the new high-speed and local express networks.
    b. International traffic
        i. Sanitising the current offer to obtain a financial equilibrium by 2007;
        ii. The number of passengers should increase by 60% (compared to 2002) to 12,8 million.
    c. Freight
        i. Sanitising the current activities
        ii. Concentrate on three major axes: regional operator in Belgium and the bordering regions, manager of international corridors and specialist for specific goods and logistical services.
2. Operational measures: The reduction of operational charges by 25 to 30% while maintaining the current high level of safety.
3. Investments: The 2001-2012 investment plan was to ambitious, given the current financial situation of the SNCB, and some projects need to be delayed.
4. Current law foresees the possibility to transfer EUR 7,2 billion of debt towards the government by 1 January 2005.
5. Social support: The future restructuring will be supported by a coaching program and will see the workforce decrease to 32.000 by 2007. The reduction will be attained without forced redundancies.
6. The management contract will be finalised by the end of 2003.

Next to this, the CEO of SNCB has addressed a personal note to the government for the revision of the company structures and organs. It is the intention to enable the company to cope with the new competitive European context and to clarify the management mechanisms of the SNCB.

Date: July 07, 2003

Summary: SNCB has served a summons on two of its minority shareholders for the distribution of false information. The two shareholders, notwithstanding the fact that they have always received correct information from SNCB concerning all issues raised by them, have approached the media on several occasions with false and misleading information. The resulting news coverage has the potential to disrupt and damage the restructuring process SNCB is going through currently.

Date: September 26, 2003

Summary: The Board of Directors of SNCB has approved today the reform of the legal structure of ABX Logistics Group. Between October 2003 and January 2004 all (almost) profitable ABX activities will be transferred to ABX Logistics Worldwide, a new holding company. SNCB and the management of ABX are given special attention to a drastic restructuring and downsizing of the activities of its French

affiliates. Given the difficult economical situation, management is counting on a net consolidated loss of about EUR 70 million (compared to EUR 254 million during 2002) in line with earlier estimates. Thanks to the different measures taken by the different affiliates to improve recovery and progress, ABX expects to regain profitability by mid 2004. The legal changes in the structure of ABX will be communicated to the European Commission. SNCB also hopes for the approval of the conversion of EUR 91,6 million debt into capital.

10/06/03

Ondernemingsplan NMBS:
De NMBS levensvatbaar maken
Sporen naar herstel in de Europese context

De NMBS heeft vandaag de krachtlijnen voorgesteld van haar ondernemingsplan 2003-2007. Het betreft een voorstel waarover zal moeten worden onderhandeld met de Overheid en met de representatieve vakbonden. Het voorgestelde plan, dat de projectnaam *MOVE 2007* draagt, stelt zich tot doel de NMBS levensvatbaar te maken binnen de Europese context. Het moet de NMBS tevens toelaten om een centrale rol te blijven spelen in de mobiliteit en de economie van ons land.

Een project met 6 assen

Het project ***MOVE 2007*** is opgebouwd rond zes onderling verweven assen.

1 - Strategische opties

Binnenlands verkeer (opdracht van openbaar nut):

In de loop van de komende jaren zal de NMBS haar inspanningen toespitsen op de verbetering van de dienstverlening aan de klant (veiligheid, stiptheid, netheid, aantal zitplaatsen). Tegelijk zal erover worden gewaakt dat het financiële evenwicht van de activiteiten inzake binnenlands vervoer verzekerd blijft. Het huidige vervoersaanbod zal globaal behouden blijven. Tegen het jaar 2007 zou het aantal reizigers moeten stijgen met 12% ten opzichte van 2002 zodat het totale aantal op 170 miljoen reizigers komt.

Het productengamma en het tarievenstelsel zullen overigens worden vereenvoudigd.

Tegen de periode 2008-2012, zou het binnenlands vervoer een aanzienlijke groei moeten kennen dankzij de uitbouw van nieuwe klassieke infrastructuren, hogesnelheids- en GEN-verbindingen.

Internationaal verkeer (commerciële activiteit onderworpen aan concurrentie) :

In de nieuwe Europese context zal de uitdaging voor de NMBS erin bestaan om haar huidige aanbod terug financieel gezond te maken, om het aanbod inzake hogesnel-heids-verbindingen maximaal uit te spelen, en dit alles met het oog op het bereiken van een operationeel evenwicht in het jaar 2007. Het aantal reizigers op de hogesnelheids-lijnen zou op die manier aanzienlijk moeten toenemen (met 60% ten opzichte van 2002), tot 12,8 miljoen reizigers tegen eind 2007.

Het goederenvervoer (commerciële activiteit onderworpen aan de concurrentie):

In de nieuwe, concurrentiële context zullen de komende jaren vooral worden gekenmerkt door een sanering van de activiteiten. De strategie inzake goederen-vervoer zal zich concentreren rond drie polen: a) de NMBS als regionale operator in België en aangrenzende economische zones, b) de NMBS als beheerder van internationale "corridors", en dit in partnership met andere operatoren en c) de NMBS als specialist inzake het transport van specifieke goederen (bv. staal) en inzake logistieke diensten (bv. terminals).

2 - Operationele maatregelen

Een reeks operationele maatregelen zullen moeten worden genomen in alle geledingen van de onderneming om substantiële kostenbesparingen van om en bij de 25 tot 30% te kunnen realiseren. Hierbij moet ons

veiligheidsniveau tot de hoogste van Europa blijven behoren.

Deze operationele aanpassingen beogen enerzijds een verbetering van de dienstverlening aan de klant en anderzijds een betere interne werking van de onderneming. Ze hebben betrekking op het verbeteren van de productiviteit van het netwerk, op het materieel, het personeel en op een ingrijpende vermindering van de algemene kosten.

3 - De investeringen

Het investeringsplan 2001-2012 van de NMBS, goedgekeurd door de regering, voorzag in een budget van **6.5 miljard** EUR voor de periode 2004-2007, waarvan 1 miljard EUR gefinancieerd moest worden via alternatieve financieringsmethodes.

De huidige financiële toestand van de onderneming laat evenwel niet toe om dit investeringsbedrag op te brengen.

Om het project ***MOVE** 2007* te kunnen realiseren zal de onderneming nood hebben aan minimum **5.8 miljard EUR** aan investeringsmiddelen voor het onderhoud van het netwerk en om de noodzakelijke capaciteitsuitbreidingen uit te voeren.

Het vereiste bedrag ligt dus 1 miljard EUR lager dan hetgeen oorspronkelijk was ingeschreven in het plan 2001-2012. Dit impliceert dat, in de huidige omstandigheden, enkele belangrijke projecten uitgesteld zullen moeten worden. Het betreft o.m. de ontsluiting van de luchthaven, de nieuwe spoorverbindingen in Wallonië (Namen-Charleroi), de modernisering van de lijn Namen-Luxemburg, de tweede spoorontsluiting van de haven van Antwerpen, de zone Zeebrugge, ...

Wat meer specifiek het GEN betreft, onderlijnt de NMBS haar wil om het project actief verder te zetten; op voorwaarde dat de noodzakelijke middelen ter beschikking worden gesteld voor de infrastructuur, de aankoop van het materieel en de tussenkomst in het operationele tekort.

4 - De gedeeltelijke overname van de schuldenlast

Op basis van de wet kan de NMBS aanspraak maken op een gedeeltelijke overname van haar schuldenlast door de Overheid. Het gaat meer bepaald om de historische schuld van voor 1993 die voortvloeit uit de activiteiten van openbare nut alsook uit de financiering van de hst-infrastructuur. Op basis hiervan bedraagt de schuld over te nemen door de Overheid 7,2 miljard EUR tegen 1 januari 2005.

Dit gegeven moet uiteraard deel uitmaken van de besprekingen met de Overheid, maar het is nu al zonder meer duidelijk dat dit een absolute voorwaarde is voor het voortbestaan van de onderneming.

5 - Sociale begeleiding

In de loop van de komende jaren zal de NMBS een grondige hervorming doormaken op het vlak van haar werkingsmethodes en haar activiteiten.

Om deze hervorming goed te laten verlopen en om de vernieuwingsoperatie te laten slagen zal een stevig onderbouwd begeleidingsplan noodzakelijk zijn. Dit plan zal met name een uitgebreid vormingsluik omvatten alsook maatregelen voor interne reconversie.

Het doorvoeren van operationele maatregelen die zijn opgenomen in het voorstel van het plan zou de onderneming moeten toelaten om met een personeelsbestand van om en bij de 32 000 voltijdse medewerkers te functioneren tegen 2007. Deze productiviteitsverhogingen zullen gedeeltelijk worden beheerd door natuurlijke afvloeiingen, geschat op ca. 6 700 medewerkers tegen 2007.

Om het personeelsbestand te stroomlijnen met de reële behoeften van de onderneming worden twee maatregelen overwogen: (1) een vrijwillige vertrekformule via prepensioen, nog te onderhandelen met de Staat en de vakbondsorganisaties; (2) selectieve aanwervingen.

Ontslagen zijn dus niet aan de orde.

6 - Het beheerscontract

De laatste as van het project ***MOVE 2007*** betreft het beheerscontract dat de wederzijdse verbintenissen tussen de Overheid en de onderneming bepaalt. Het beheerscontract zal worden afgewerkt tegen eind 2003.

De structuur van de onderneming

Los van het ondernemingsplan heeft de Gedelegeerd Bestuurder een persoonlijke nota gericht aan de regering om de structuren van de onderneming en van de beheers-organen te herzien. Het is de bedoeling om zich zo goed mogelijk aan te passen aan de nieuwe concurrentiële context in Europa en de beheersmechanismen van de NMBS te verduidelijken.

Besluit

Het welslagen van alle aspecten van het project ***MOVE 2007*** zou de onderneming in staat moeten stellen levensvatbaar te worden en aan te knopen met een positieve cash flow tegen 2007. Meer nog, het welslagen van het plan zal de NMBS toelaten haar centrale rol in de Belgische mobiliteit en economie te herbevestigen.

10/06/2003

Plan d'entreprise SNCB:
Rendre la SNCB viable

Mettre l'entreprise sur la voie du redressement dans le contexte européen

La SNCB a expliqué aujourd'hui les grandes lignes de son plan d'entreprise 2003-2007. Il s'agit d'une proposition qui devra être négociée avec l'Etat et les organisations syndicales représentatives. Cette proposition de plan, qui porte le nom de projet *MOVE 2007*, a pour objectif de rendre la SNCB viable dans le contexte européen et de lui permettre de continuer à jouer un rôle central dans la mobilité et l'économie belge.

Un projet en 6 axes

Le projet ***MOVE 2007*** est articulé autour de 6 grands axes interdépendants :

1 - Les options stratégiques

Trafic intérieur (mission de service public)
Au cours des prochaines années, la SNCB concentrera ses efforts sur l'amélioration du service à la clientèle (sécurité, ponctualité, propreté, nombre de places assises), tout en veillant à assurer l'équilibre financier des activités de trafic intérieur. L'offre de transport actuelle sera globalement maintenue et, d'ici 2007, le nombre de voyageurs devrait augmenter de 12% par rapport à 2002 pour atteindre 170 millions. La gamme des produits et la tarification seront par ailleurs simplifiées.

A l'horizon 2008-2012, le trafic intérieur devrait connaître une croissance importante grâce à la mise en place de nouvelles infrastructures classiques, grande vitesse et RER.

Trafic international (activité commerciale soumise à la concurrence)
Dans le nouveau contexte européen, le défi de la SNCB sera d'assainir son offre actuelle, de capitaliser sur l'offre « grande vitesse », tout en visant à atteindre l'équilibre opérationnel à l'horizon 2007. Les nombre de voyageurs « grande vitesse » devrait ainsi augmenter considérablement (+ 60% par rapport à 2002), pour atteindre 12,8 millions fin 2007.

Les activités marchandises (activité commerciale soumise à la concurrence)
Dans le nouveau contexte concurrentiel, les prochaines années constitueront essentiellement une phase de redressement de l'activité. La stratégie de l'activité marchandises s'axera sur 3 pôles :
a) opérateur régional en Belgique et zones économiques avoisinantes ;
b) gestionnaire de couloirs de transport internationaux, en partenariat avec d'autres opérateurs ;
c) spécialiste sur certains produits (ex : l'acier) et services logistiques (ex : les terminaux).

2 - Les mesures opérationnelles

Une série d'améliorations opérationnelles devront être mises en place dans tous les domaines de l'entreprise afin de réaliser des économies substantielles de coûts de l'ordre de 25 à 30%, tout en garantissant un niveau de sécurité très élevé qui restera un des meilleurs d'Europe.

Ces améliorations opérationnelles portent à la fois sur l'amélioration du service au client et sur un meilleur fonctionnement interne de l'entreprise. Elles concernent des améliorations de la productivité du réseau, du matériel, du personnel et sur une réduction importante des frais généraux.

3 - Les investissements

Le plan d'investissement 2001-2012 de la SNCB, approuvé par le gouvernement, prévoyait un budget de **6.5 milliards** EUR pour la période 2004-2007, dont 1 milliard EUR à couvrir par des méthodes de financement alternatif.

La situation financière actuelle ne permet pas de remplir cette exigence.

Pour réaliser son projet ***MOVE 2007***, l'entreprise aura besoin **d'un minimum de 5.8 milliards** EUR d'investissements afin d'entretenir le réseau et d'effectuer les extensions de capacité nécessaires.

Ce montant représente donc 1 milliard EUR en moins que les sommes initialement prévues dans le plan 2001-2012. Ceci signifie que, dans les circonstances actuelles, certains projets importants devront être reportés, comme par exemple, le diabolo de l'aéroport de Bruxelles, les lignes nouvelles en Wallonie (Namur-Charleroi), la modernisation de la ligne Namur-Luxembourg, le deuxième accès au port d'Anvers, la zone de Zeebrugge, ...

En ce qui concerne plus particulièrement le RER, la SNCB souligne sa volonté de poursuivre activement le projet, à condition que les moyens financiers nécessaires en matière d'infrastructure, d'achat de matériel et de couverture du déficit opérationnel soient mis à disposition.

4 - La reprise partielle de la dette

En vertu de la loi, la SNCB peut prétendre à une reprise partielle de sa dette par l'Etat. Il s'agit notamment de la dette historique d'avant 1993, de la dette liée aux missions de service public ainsi que de la dette liée au financement de l'infrastructure TGV. Le montant de la dette à reprendre par le gouvernement s'élève ainsi à 7.2 milliards EUR au 1.1.2005.

Ceci devra faire l'objet de discussions avec le gouvernement mais s'avère une condition sine qua non de survie de l'entreprise.

5 - L'accompagnement social

Au cours des prochaines années, la SNCB vivra une phase de transformation en profondeur de ses manières de travailler et de ses métiers.

Pour gérer cette transformation et réussir le changement, un accompagnement important sera nécessaire. Il englobera notamment un large plan de formation et de reconversion interne.

La mise en place des mesures opérationnelles prévues dans la proposition du plan devrait amener l'entreprise à fonctionner avec un effectif estimé à +/- 32.000 équivalents temps plein à l'horizon 2007. Ces accroissements de productivité seront en partie gérés par les départs naturels, estimés à +/- 6700 d'ici à 2007.

Pour ajuster l'effectif aux besoins réels de l'entreprise, deux mesures sont envisagées :

- une formule de départ volontaire en pré-pension, à négocier avec l'Etat et les organisations syndicales ;
- des recrutements sélectifs.

A noter qu'aucun plan de licenciement n'est à l'ordre du jour.

6 - Le contrat de gestion

Le dernier axe du projet ***MOVE 2007*** porte sur le contrat de gestion qui définit les engagements réciproques de l'Etat et de l'entreprise. Celui-ci devra être finalisé pour la fin 2003.

Les structures de l'entreprise

Indépendamment du plan d'entreprise, l'Administrateur délégué a adressé une note personnelle au gouvernement afin de revoir les structures de l'entreprise et les organes de gestion. Le but est de s'adapter au mieux au nouveau contexte de concurrence en Europe et de clarifier les mécanismes de gestion de la SNCB.

Conclusion

La réussite de tous les aspects du projet ***MOVE 2007*** devrait permettre à l'entreprise d'être viable et de renouer avec un cash-flow positif en 2007. **Plus que cela, la réussite du plan permettra à la SNCB de reprendre la place centrale qu'elle doit jouer dans la mobilité et l'économie belges**.

07/07/03

NMBS dagvaardt twee minderheidsaandeelhouders

De NMBS heeft vrijdag een dagvaarding betekend aan twee minderheidsaandeelhouders omdat die naar haar mening schade toebrengen aan het bedrijf door het herhaaldelijk verspreiden van desinformatie.

De twee aandeelhouders stapten de voorbije weken herhaaldelijk naar de media met manifest onjuiste en onvolledige beweringen. De berichtgeving die hiervan het resultaat was, is van die aard dat de NMBS, in volle herstructurering, hierdoor schade kan ondervinden. Een herstructurering moet immers in een zo sereen mogelijk klimaat plaatsvinden. Om de operatie tot een goed einde te brengen moet de NMBS immers kunnen rekenen op de volle inzet van alle medewerkers en het vertrouwen van werknemers, leveranciers, medecontractanten, klanten en zelfs derden. Van een aandeelhouder verwacht men hiervoor de nodige aandacht.

Door in het wilde weg en in slogantaal op de onmiddellijke verkoop van de buitenlandse ABX-activiteiten aan te dringen, zonder stil te staan bij de gevolgen daarvan voor de NMBS, door zonder enige grond of bewijs de NMBS van oneerlijke concurrentie te beschuldigen, door de ABX-activiteiten in België verkeerd voor te stellen, door met onjuiste cijfers te goochelen... doorkruisen deze minderheidsaandeelhouders de inspanningen van de onderneming om gunstige toekomstperspectieven te verzekeren voor de NMBS en ABX.

Op vraag van de twee minderheidsaandeelhouders heeft de NMBS hen tot hiertoe steeds volledige en correcte informatie verstrekt. Zij beschikten dus over de nodige gegevens om correcter te communiceren.

De aandeelhouders werden reeds bij brief van 20 juni 2003 in gebreke gesteld om de desinformatie te doen stoppen. Vermits dit geen resultaat heeft opgeleverd heeft de NMBS beslist hen te dagvaarden tot vergoeding van de schade die hun foutieve informatie over ABX aan de NMBS heeft veroorzaakt.

07/07/03

La SNCB assigne deux actionnaires minoritaires en justice

La SNCB a fait signifier vendredi une citation en justice à l'encontre de deux actionnaires minoritaires qui, à son avis, lui ont porté préjudice suite à la diffusion répetée d'informations inexactes.

Au cours des dernières semaines, les deux actionnaires se sont adressés à plusieurs reprises aux medias avec des allégations manifestement inexactes et incomplètes. La teneur de l'information qui en résulte est de nature à porter préjudice à la SNCB, alors qu'elle est en pleine restructuration.

Une restructuration doit, en effet, pouvoir se réaliser dans le climat le plus serein possible.

Pour mener cette restructuration à bien, la SNCB doit pouvoir compter sur l'engagement total de ses collaborateurs et sur la confiance de ses employés, de ses fournisseurs, de ses cocontractants, de ses clients et même des tiers. On attend la même circonspection de la part d'un actionnaire.

En insistant avec force, à tort et à travers, sous forme de slogans, sur la vente immédiate des activités d'ABX "secteur étranger", sans réfléchir aux conséquences pour la SNCB, en accusant la SNCB de concurrence déloyale sans preuve et sans fondement, en présentant les activités d'ABX Belgique de manière erronée, en jonglant avec des chiffres inexacts ... ces deux actionnaires minoritaires font obstacle aux efforts déployés par l'entreprise pour assurer des perspectives favorables pour la SNCB et ABX.

A leur demande, la SNCB a, jusqu'à présent, toujours fourni aux deux actionnaires minoritaires des informations complètes et exactes. Ils disposaient donc des données nécessaires pour pouvoir communiquer avec davantage d'exactitude.

Les actionnaires avaient déjà été mis en demeure, par un courrier daté du 20 juin, de mettre fin à toute désinformation. Comme cette mise en demeure n'a pas donné de résultat, la SNCB a décidé de les citer en justice afin d'obtenir l'indemnisation de son préjudice, suite à la divulgation d'informations fautives au sujet d'ABX.

26 september 2003

Hervorming van de juridische structuur van de ABX LOGISTICS groep

De Raad van Bestuur van de NMBS heeft op haar zitting van 26 september 2003 de **hervorming van de juridische structuur van de ABX LOGISTICS groep** goedgekeurd. Door de structuur te vereenvoudigen en verduidelijken beoogt het management de efficiëntie te verbeteren in het beheer van de verschillende entiteiten. Het is een positieve evolutie in de herstructurering van de logistieke activiteiten die groep ABX LOGISTICS wereldwijd uitoefent.

Tussen 1 oktober 2003 en begin januari 2004 zullen alle activiteiten van ABX LOGISTICS die rendabel zijn of de rendabiliteit dicht benaderen, overgebracht worden in een nieuwe holdingmaatschappij naar Belgisch recht met de naam **"ABX LOGISTICS Worldwide n.v./s.a."** met Laurent Levaux als Afgevaardigde Bestuurder.

De NMBS en het management van de groep geven bijzondere aandacht aan de **drastische herstructureringsacties en een inkrimping van de omvang van de activiteiten** in Frankrijk. Daarom is besloten de activiteiten van de franse filialen van ABX LOGISTICS niet op te nemen in de holding en deze rechtstreeks onder de hoede van de NMBS te laten gedurende de periode nodig voor het herstel.

In de moeilijke conjunctuur die de sector kent, rekent het management op een netto geconsolideerd verlies van ongeveer 70 miljoen euro voor 2003 (tegenover 254 miljoen euro in 2002), volledig in overeenstemming met de cijfers die reeds in juni meegedeeld waren. Het netto verlies in de eerste zes maanden van dit jaar bedraagt 35 miljoen euro en is in overeenstemming met de verwachtingen die het management gesteld heeft. Dankzij de verschillende acties in alle filialen die het herstel en de vooruitgang moeten bewerkstelligen, verwacht ABX LOGISTICS Worldwide midden 2004 de drempel van de rentabiliteit te bereiken.

De juridische structuurwijzigingen van ABX LOGISTICS zullen medegedeeld worden aan de Europese Commissie. De NMBS wacht op de goedkeuring van de Commissie om o.a. de bestaande schuld van 91,6 miljoen euro in kapitaal te converteren.

De Raad van Bestuur van de NMBS herbevestigd haar steun aan het management van ABX LOGISTICS in de uitvoering van dit veeleisend herstructureringsprogramma dat verder gezet wordt met inachtneming van realistisch strategische opties.

ABX LOGISTICS is wereldwijd actief in transport en logistieke dienstverlening en realiseert een omzet van om en bij de 3 miljard euro dankzij meer dan 16.000 medewerkers in 35 landen.

Meer informatie over ABX LOGISTICS met het laatste nieuws, de organisatie, business cases enz. is te vinden op www.abxlogistics.com.

le 26 septembre 2003

Refonte de la structure juridique du groupe ABX LOGISTICS

Lors de sa réunion du 26 septembre 2003, le Conseil d'Administration de la SNCB a approuvé la **refonte complète de la structure juridique du groupe ABX LOGISTICS**. En simplifiant et clarifiant cette structure, le management du groupe vise à améliorer l'efficacité de la gestion des différentes entités : c'est une étape positive dans l'évolution de la restructuration des activités logistiques du groupe ABX LOGISTICS exercées au niveau mondial.

Entre le 1er octobre 2003 et le début janvier 2004, toutes les activités d'ABX LOGISTICS rentables ou proches de la rentabilité seront transférées à une nouvelle société holding de droit belge dénommée **'ABX LOGISTICS Worldwide s.a./n.v.'** dont l'Administrateur délégué sera Laurent Levaux.

La SNCB et le management du groupe accordent une attention toute particulière aux **actions drastiques de restructuration et de réduction du périmètre en France**. C'est pourquoi il a été décidé de ne pas inclure dans le holding les activités des filiales françaises d'ABX LOGISTICS, afin de les garder sous la protection directe de la SNCB pendant le temps nécessaire à leur redressement.

Dans la conjoncture difficile que connaît le secteur, le management escompte une perte nette consolidée d'environ 70 millions d'euros pour l'exercice 2003 (contre 254 millions d'euros en 2002), conformément aux chiffres déjà évoqués en juin dernier. La perte nette sur les six premiers mois de l'année s'élève à 35 millions d'euros et est en ligne avec les prévisions du management.

ABX LOGISTICS Worldwide devrait atteindre le seuil de rentabilité vers le milieu de l'année 2004, grâce aux différentes actions de redressement ou de progrès mises en œuvre dans chaque filiale.

Les modifications de la structure juridique d'ABX LOGISTICS seront communiquées à la Commission européenne. La SNCB attend l'accord de celle-ci pour réaliser notamment les conversions en capital prévues de 91,6 millions d'euros de créances existantes.

Le Conseil d'Administration de la SNCB réaffirme son soutien au management d'ABX LOGISTICS dans la mise en œuvre de cet exigeant programme de restructuration qui se poursuit dans le respect d'options stratégiques réalistes.

ABX LOGISTICS est un groupe mondial d'organisation de transport et de services logistiques, réalisant un chiffre d'affaires de près de 3 milliards d'euros grâce à plus de 16.000 employés présents dans 35 pays.

Pour de plus amples informations sur ABX LOGISTICS, son organisation, ses études de cas, ses dernières nouvelles, visitez le site www.abxlogistics.com.

Board Meeting of March 28 and September 26, 2003

See enclosed documents.

28/03/03

SNCB Results 2002

The Board of Directors of SNCB approved today the Company's accounts for 2002. SNCB's 2002 accounts clearly demonstrate the aspiration of the company to present more transparent results and to sanitize the past, specifically as regards the dossiers of SNCB subsidiaries ABX and IFB, in order to lay solid foundations for the future.

Operational results 2002

The company's turnover amounts to EUR 2 250 M, i.e. a 3.6 % increase in comparison with 2001. This revenue increase comes largely from the growing number of customers on the domestic network (+6.8 % revenue), on the international network (+7.2 % revenue), and from the increased freight activity (+3.0 % revenues).

The 2002 operating costs amount to EUR 2 790 M, i.e. a 7.4 % increase as compared with 2001. The increase is due to growing costs relating to various goods and services and wages.

The company's operational cash drain stands at EUR - 71.2 M.

Taking into account amortizations, depreciations, provisions, financial results and extraordinary results, the total net result comes to EUR - 911.7 M, EUR - 655 of which are depreciations and provisions on subsidiaries ABX and IFB.

EUR 1 381 M was invested by SNCB in 2002.

Impact of ABX and IFB

In the course of 2002 SNCB recorded important depreciations on its subsidiaries ABX and IFB and constituted substantial provisions in its accounts.

The aim is to sanitize the situation of the past reasonably and without excess.

The depreciations and provisions do not affect the continuation of the companies ABX and IFB. To the contrary, they offer a more solid basis for their recovery.

SNCB continues to support the recovery plan of ABX and IFB, in compliance with the procedure of the European Commission.

Debt evolution

As said before, SNCB's debt burden continues to grow at the troubling rate of EUR 1 B a year.

Debts amount to EUR 4.9 B in 2002.

In the given circumstances it is of vital importance for the company and the government to seek solutions in order to redress the situation. SNCB will make every effort to restrict to the maximum the financial and operational losses under its control.

26/09/03

SNCB's half-yearly results presented to the Board of Directors

SNCB's half-yearly results (dd 30/6/2003) were presented to the company's Board of Directors last Friday 26th September. The company's overall result for the first semester 2003 amounts to EUR -149.1 million. The same result for the first semester 2002 stood at EUR -121.7 million.

Half-yearly results

After considering the various rules in derogation of the general accounting principles and after applying a number of reclassifications to obtain comparable accounts, we can draw the following conclusions.

The company's railway operations turnover for the first six months of this year amounts to EUR 1072.1 million, i.e. 2.3 % below budget. This difference is due especially to the downswing of international traffic, in comparison to the budget as well as to the first semester of 2002.

The operating costs on the other hand rose less than expected, to EUR 1394.7 million. The general expenses exceeded the budget by EUR 10 million. The payroll was kept under control since the number of FTEs dropped by 366 during the first semester, to reach a total of 40811 FTEs.

The operational cash flow (EBITDA) amounts to EUR-52.5 million, whereas the budget had been set at EUR -28.3 million.

Net financial expenses rise to EUR59.3 million, which is EUR4 million less than budgeted.

The extraordinary result is affected on the one hand by the write-downs on credits extended to subsidiaries and on the other hand by the positive results on alternative financing operations.

Operational key figures

SNCB carried during the first semester of this year:

- over 78 million passengers on domestic trains (+2.4 % as compared to 2002)
- over 6.9 million passengers on international trains (-2.5% as compared to 2002)
- almost 24.6 million tonnes of goods (-5.8 % as compared to 2002)

By 30 June 2003 SNCB had already invested an amount of EUR 615.4 million, out of a yearly total of EUR 1251 million.

Customer satisfaction

Train punctuality (% of trains running on time or with a maximum delay of 5 minutes)

reached 95.6 % during the first six months of 2003. When we leave out the incidents due to causes beyond SNCB's control or works on the network, 92 % of all trains ran on time.

The customer satisfaction survey shows constant progress of the themes examined in comparison with the same periods last year.

	Comparison between first and second phases 2002-2003					
	F1 - March			F2 - July - August		
	2002	2003		2002	2003	
General satisfaction	6.96	7.13	++	7.18	7.32	++
Passenger reception and service in the stations	6.90	7.06	++	7.12	7.26	++
Comfort aboard trains	6.94	7.09	++	7.06	7.16	++
Cleanliness aboard trains	6.15	6.32	++	6.48	6.48	=
Frequency of trains	6.52	6.62	++	6.80	6.90	++
Punctuality of trains	6.19	6.53	++	6.67	6.95	++
Information aboard trains	6.60	6.72	++	6.89	6.98	+
SNCB staff aboard trains	7.50	7.61	++	7.64	7.81	++
SNCB staff in stations	7.08	7.21	++	7.25	7.37	++
Information in stations	7.11	7.24	++	7.27	7.36	++
Price	6.55	6.56	=	6.75	6.79	=

Revised fares from 1st February 2004

The Board reached an agreement in principle about the management's proposal to revise the fares by 3.16 % on average as of 1st February 2004, which is in full compliance with the Management Contract stipulations.

Board Meeting of November 11, 2003

The Board of Directors has approved the investment budget for the years 2004 till 2007. SNCB will invest EUR 5.8 billion during this period. The program will be financed by:

- The government : 3.5 billion;
- The Local Express Network fund : 716 million;
- HST-Fin (financing company for the high-speed train) : 998 million;
- Own funds : 565 million.

This budget will be augmented by the prefinancing of a number of projects by the regional governments.

The investment budget for 2004 (EUR 1.5 billion) is spread as follows:

- Renovation and modernisation of train stations : 86 million ;
- Maintenance on the great rail exes and improvement of the safety of the network (GSM-R, ETCS and modernisation of the signalling posts : 307 million;
- Expansion of the classic network : 106 million;
- Expansion of the high-speed network : 557 million;
- Preparations for the Local Express Network : 72 million;
- Acquisition and modernisation of trains and coaches : 251 million;

The Board further appointed Iwan Couchard as the new director of the South-Eastern district.

28/11/03

Voorstel investeringsplan 2004-2007 en investeringsbudget 2004 goedgekeurd

De Raad van Bestuur van de NMBS heeft vandaag het voorstel van investeringsplan 2004-2007 goedgekeurd. Het beloopt 5,8 miljard euro. De Raad heeft ook ingestemd met het investeringsbudget voor de onderneming in 2004. Volgend jaar zal 1,5 miljard euro worden geïnvesteerd. Dit bedrag ligt 20% hoger dan in 2003. De NMBS blijft met andere woorden meer dan ooit een van de grootste investeerders van het land.

Voorstel van investeringsplan 2004-2007

Het voorstel van investeringsplan 2004-2007 handelt over een totaal budget van 5,8 miljard euro. De financiering hiervan is als volgt verdeeld:

- federale overheid (FOD): 3,5 miljard euro;
- GEN-Fonds: 716 miljoen euro;
- HST-Fin: 998 miljoen euro;
- eigen fondsen: 565 miljoen euro.

Zoals afgesproken in het overlegcomité tussen de federale overheid en de Gewesten zullen verschillende projecten moeten worden geprefinancierd door de Gewesten. Er zal over een bedrag van **624 miljoen euro** met de Gewesten worden onderhandeld. Dit bedrag wordt toegevoegd aan de 5,8 miljard euro van het basisplan 2004-2007. Vermits de modaliteiten van de financieringsmechanismen nog moeten worden vastgelegd, wordt er pas vanaf 2005 prefinanciering vooropgesteld.

Te noteren is dat het investeringsplan erop is gericht een kwaliteitsvolle dienstverlening te leveren, gebaseerd op frequentie, comfort, betrouwbaarheid en veiligheid. Het onthaal in de stations, ontmoetingsplaats van cliënteel en NMBS, is een van de bepalende onderdelen van die kwaliteitsvolle dienstverlening. Met een budget van **373 miljoen euro** (81% hoger t.o.v. het meerjarenplan 2001-2012) zal een uitgebreid moderniserings- en vernieuwingsprogramma van de stations worden uitgevoerd.

Investeringsbudget 2004

Het investeringsbudget voor 2004 bedraagt 1,5 miljard euro, wat 20% meer is dan in 2003. Het budget is als volgt verdeeld:

- **Onthaal van de klanten: 86 miljoen euro**

  Deze post omvat de werkzaamheden in de stations: modernisering, onderhoud, inrichting. In 2004 worden in meer dan 50 stations grote werken uitgevoerd (bijvoorbeeld in Brussel-Luxemburg, Leuven, Mechelen, St.-Niklaas, St.-Truiden, Bergen, Namen, St.-Ghislain, Tamines, ...). Daarnaast wordt eveneens verder gewerkt in Antwerpen-Centraal en Luik-Guillemins. In andere stations wordt bescheidener geïnvesteerd, bijvoorbeeld met een geluidsinstallatie uit te rusten of schuilhuisjes op de perrons te bouwen.

- **Instandhouding en onderhoud van de bestaande capaciteit: 307 miljoen euro**

Hieronder vallen de onderhoudswerkzaamheden aan de grote assen (spoorwerkzaamheden, bovenleidingen, elektrische voeding, seininrichting, ...). Dit komt zowel ten goede van het reiziger- als het goederenverkeer. Daarnaast zijn in deze post ook het onderhouden en vervangen van kustwerken (bruggen, tunnels, ...), of het afschaffen of vernieuwen van overwegen, om de veiligheid te verbeteren, inbegrepen.

Bovendien zijn in het budget 2004 ook **belangrijke investeringen** ingeschreven voor de verdere ontwikkeling van **projecten in verband met de veiligheid van het net en het treinverkeer**, bijvoorbeeld GSM-R, het ETCS-systeem (snelheidscontrole van treinen) en de informatisering van de seinhuizen.

- **Uitbreiding van het klassieke net: 106 miljoen euro**

Het budget omvat onder meer de uitbreiding van de goedereninfrastructuur in de havens van Antwerpen en Zeebrugge en de aanleg van een verbinding Aubagne – Mont-St.-Martin op de as Athus – Maas. Voor het reizigersverkeer wordt in 2004 verder gewerkt aan de spoorinfrastructuur, zoals de capaciteitsuitbreiding tussen Gent en Brugge, de verbindingsboog van Leuven (tussen Leuven en Aarschot), of in de stations Namen en Charleroi.

- **Hst-project: 557 miljoen euro**

De hst-werken worden verder gezet, de doelstelling is om de noordelijke tak (naar Nederland) en de oostelijke tak (naar Duitsland) commercieel in dienst te nemen tegen eind 2006.

- **GEN-project: 72 miljoen euro**

De procedures voor de capaciteitsuitbreiding gaan verder volgens de geplande timing, zodat in het 2de semester van 2004 meerdere bouwvergunningen kunnen worden afgeleverd. De eerste werven zouden kunnen starten in 2005. Ter herinnering, deze werken omvatten:

  - de tunnel Watermaal-Josaphat en de boog van Nossegem
  - een 3de en 4de spoor tussen Watermaal en Louvain-la-Neuve
  - een 3de en 4de spoor tussen Eigenbrakel en Ukkel
  - een 3de en 4de spoor tussen tussen Brussel en Denderleeuw

- **Treinmaterieel: 251 miljoen euro**

Hieronder vallen vooral de eerste schijven van volgende investeringen, die betrekking hebben op de aankoop van bijkomende M6-dubbeldeksrijtuigen, meerspanningslocomotieven, rangeerlocomotieven en goederenwagens.

Daarnaast wordt ook met het moderniseringsprogramma van de motorstellen 'break' en de M4-rijtuigen verdergegaan.

- Verder staan er nog **andere investeringen** op het programma, zoals informatica en verschillende productiemiddelen.

Benoeming van een nieuwe districtsdirecteur in Wallonië (regio Zuid-Oost)

De raad heeft verder ook de benoeming goedgekeurd van **Iwan Couchard** tot Directeur van het District Zuid-Oost vanaf 1 december aanstaande. Hij vervangt de gepensioneerde Florent Loumaye. Iwan Couchard had tot nu een directiefunctie bij TUC Rail, het NMBS-filiaal dat zich onder meer bezig houdt met studies voor en de realisatie van het hst-project. Hij is onder meer bevoegd voor de bouw van de tunnel in Soumagne (hsl naar Duitsland).

02/12/03

Proposition de plan d'investissements 2004-2007 et budget d'investissements 2004 de la SNCB approuvés

Le Conseil d'administration de la SNCB a approuvé aujourd'hui la proposition du plan d'investissements 2004-2007 pour un montant de 5,8 milliards d'euros. Le budget d'investissements de l'entreprise pour l'année 2004 a aussi été approuvé. Une somme de 1,5 milliard d'euros sera ainsi investie en 2004, soit 20% en plus qu'en 2003. La SNCB reste donc plus que jamais dans le peloton de tête des plus gros investisseurs du pays.

Proposition de plan d'investissements 2004-2007

La proposition concernant le plan d'investissements 2004-2007 porte sur un budget global de 5,8 milliards d'euros.

Les moyens de financement pour couvrir ce budget se répartissent de la manière suivante :

- Etat fédéral (SPF): 3,5 milliards d'euros
- Fonds RER: 716 millions d'euros
- Financière TGV: 998 millions d'euros
- Fonds propres: 565 millions d'euros

Comme prévu par le Comité de concertation entre l'Etat fédéral et les Régions, plusieurs projets devront être préfinancés par les régions. **624 millions d'euros** seront négociés dans le cadre du préfinancement par les régions. Ce montant sera ajouté aux 5,8 milliards du plan 2004-2007 de base. Les modalités des mécanismes de préfinancement devant encore être précisées, le préfinancement n'est toutefois envisagé qu'à partir de 2005.

A noter que le plan d'entreprise vise à offrir à la clientèle un service de qualité basé sur la fréquence, le confort, la fiabilité et la sécurité. L'accueil dans les gares – points de rencontre entre la clientèle et la SNCB – est une composante essentielle de ce service de qualité. Un budget de **373 millions d'euros,** en augmentation de 81% par rapport au plan pluriannuel 2001-2012, permettra de développer un vaste plan de modernisation et de rénovation des gares.

Budget d'investissements 2004

Pour 2004, le budget de 1,5 milliard d'euros, en hausse de 20% par rapport à 2003, se répartit comme suit :

- **Accueil à la clientèle: 86 millions d'euros**

Il s'agit de la rénovation, de l'entretien ou de l'aménagement des gares. En 2004, des travaux conséquents pourront être réalisés dans près de 50 gares (par exemple à Bruxelles-Luxembourg, Mons, Namur, Saint-Ghislain, Tamines, Louvain, Saint-Nicolas, Saint-Trond, Malines, ...). Les travaux de Liège-Guillemins et d'Anvers Central se poursuivront également. Des investissements plus modestes seront aussi réalisés dans d'autres gares afin de permettre par exemple l'installation d'équipements de sonorisation ou le placement d'abris sur les quais.

- **Maintien de capacité et entretien du réseau: 307 millions d'euros**

Ce poste comprend les travaux d'entretien à réaliser sur les grands axes (travaux de voies, caténaires, alimentation électrique, signalisation, ...). Ceci porte à la fois sur les axes du trafic voyageurs et du trafic marchandises. Le budget comprend également le remplacement et l'entretien d'ouvrages d'art (ponts, tunnels,..) et la suppression ou le renouvellement de passages à niveau afin d'améliorer la sécurité.

Le budget 2004 prévoit en outre des investissements importants dans les développements des **projets liés à la sécurité du réseau et du trafic**, notamment le GSM-R, le système ETCS (pour le contrôle de la vitesse des trains) et l'informatisation des cabines de signalisation.

- **Extension du réseau classique: 106 millions d'euros**

Le budget prévoit entre autres l'extension des installations marchandises des ports d'Anvers et de Zeebrugge, et la création d'une liaison Aubange-Mont-St-Martin sur l'axe Athus-Meuse. Pour le trafic voyageurs, 2004 verra la poursuite des travaux d'aménagement des infrastructures ferroviaires, par exemple dans les gares de Namur et Charleroi-Sud, des travaux d'extension de la capacité entre Gand et Bruges ou les travaux de la courbe de raccordement de Louvain (entre Louvain et Aarschot).

- **Projet TGV: 557 millions d'euros**

Les travaux TGV se poursuivent dans la perspective d'une mise en service commerciale de la branche nord vers les Pays-Bas et de la branche est vers l'Allemagne fin-2006.

- **Projet RER: 72 millions d'euros**

Les procédures relatives aux extensions de capacité se poursuivent selon le timing prévu dans la perspective de la délivrance de plusieurs permis de bâtir au 2ème semestre 2004. Les premiers chantiers importants sur les lignes concernées devraient pouvoir être entamés dès 2005. Pour rappel, ces travaux concernent :

  - Tunnel Watermael-Josaphat et courbe de Nossegem
  - 3ème et 4ème voies Watermael – Louvain-la-Neuve
  - 3ème et 4ème voies Braine-l'Alleud – Uccle
  - 3ème et 4ème voies Bruxelles – Denderleeuw

- **Matériel roulant: 251 millions d'euros**

Ce poste reprend essentiellement les premières tranches d'investissements relatives à l'acquisition de voitures M6 (à deux niveaux) supplémentaires, de locomotives polytensions, de locomotives de manoeuvre et de wagons marchandises.

Le programme de modernisation des automotrices break et des voitures M4 (anciennement voitures bordeaux) est également poursuivi.

- **D'autres investissements** seront aussi réalisés dans d'autres domaines tels que les outils de production et l'informatique.

<u>Nomination d'un nouveau directeur de district en Wallonie (région Sud-est)</u>

Le Conseil a par ailleurs aussi approuvé la nomination d'Iwan COUCHARD comme directeur du District Sud-Est à partir du 1er décembre prochain, en remplacement de Florent Loumaye parti à la retraite. Iwan COUCHARD occupait jusqu'à présent une fonction de direction à TUC Rail, la filiale de la SNCB chargée de d'étudier et de réaliser le projet TGV. Iwan Couchard est notamment en charge des travaux liés à la réalisation du tunnel de Soumagne (ligne à grande vitesse vers l'Allemagne).